

FOR IMMEDIATE RELEASE
Date: October 18, 2006
Contact: Donald F. Holt, EVP/CFO
(717) 920-5801, Fax (717) 920-1683

COMMUNITY BANKS, INC. REPORTS PROFITS UP 7%

Harrisburg, PA-, Community Banks, Inc. ("Community") (Listed on NASDAQ Global Select Market: CMTY) today reported third quarter net income of $10.6 million, which resulted in per share earnings of $0.45. Despite interest rate trends that have constrained top line revenue growth, third quarter 2006 performance reflected a solid 7% improvement over the same period a year ago. Year-to-date earnings per share for 2006 grew to $1.32, a substantial 53% increase over the $0.86 recorded in 2005. Results in 2005 had been adversely affected by $8 million in pre-tax merger, conversion, and restructuring expenses that were recorded leading to the consummation of its mid-year merger with Blue Ball Bank.

On July 1, 2005, Community completed its acquisition of its Blue Ball affiliate, the largest merger in its history, and post-merger results have consistently reflected the successful integration of that franchise. Moreover, the addition of Blue Ball has helped to facilitate Community's transformation into a more robust and strategic provider of financial services in its core mid-Atlantic market. During the third quarter of 2006, Community announced two additional, important banking partners when it revealed its plans to acquire East Prospect State Bank and BUCS Financial Corp. These two combinations are expected to be completed in early 2007 and will bolster Community's position in the vibrant York County, Pennsylvania, market and provide an important market extension into the desirable, adjacent Central Maryland region.

Community's current operating footprint, which boasts assets of $3.4 billion and 73 banking offices, extends throughout the center of Pennsylvania from the Pocono region to just over the Maryland border. Blue Ball operates as a separate division in the attractive Lancaster, Berks and Chester county markets of south-central Pennsylvania. Community Banks, Inc. is the 8th largest financial services holding company headquartered in Pennsylvania and the largest financial institution headquartered in its capital city of Harrisburg. With the addition of the two new partners announced in this most recent quarter, Community will reach $3.7 billion in pro-forma assets and a total of 78 offices after consummation.

"We are realistic about the challenging conditions that are facing the banking industry, particularly the lingering presence of a flat yield curve throughout most of 2006. At the same time, we remain optimistic about our ability to navigate through these unusual times," commented Eddie L. Dunklebarger, President and CEO of Community. "We believe that we are building a company that has the ability to weather the influence of a flat yield curve and other short-term, external hurdles, and we remain encouraged that our new merger partners share our enthusiasm for the future of our franchise."

Quarter-over-quarter comparisons of third quarter operating and growth performance from 2005 to 2006 have become more relevant in this most recent quarter because both current and year-ago periods were inclusive of operations of the Blue Ball affiliate. Relevant operating measures included the 7% increase in earnings per share, a 12% increase in non-interest income and an increase of less than 2% in operating expenses.

Compression in net interest margin and flat net interest income performance can be attributed to the influences of both yield curve trends and less robust asset growth. Quarter-over-quarter loan and deposit growth were strong, reaching 9% and 8%, respectively, between the third quarters of 2006 and 2005. However, earning asset and loan growth trends in more recent quarters, including linked-quarter comparisons during 2006, reflected a modest slowdown in economic activity that suggests additional challenges for the rest of 2006 and into 2007.

Throughout 2006, the pace of earnings improvement has been constrained by a series of interest rate hikes by the Federal Reserve Bank that has restricted top line revenue growth from traditional spread business. These rate hikes have contributed to a "flattening" of the yield curve and a compression in net interest margins and net interest income growth, the two key metrics for top-line revenue expansion. These interest rate increases have presented earnings challenges throughout the banking industry as rising deposit funding costs have outpaced the improvement from increasing earning asset yields.

Despite the ongoing revenue challenges, results for the first nine months of 2006 continue to reflect records for both net income and earnings per share performance, at $31.6 million and $1.32 per share, respectively. These results translated into an operating return on average tangible assets of 1.41% and an operating return on average tangible equity of 20.34%. Because the merger with Blue Ball was accounted for under the purchase accounting method (now required under authoritative accounting guidance), many of the traditional metrics used to evaluate performance in a post-merger environment have undergone change. Operating return on tangible assets and tangible equity have become relevant measures of shareholder return for companies that have experienced substantial merger activity in periods after the mandatory application of purchase accounting. Community has provided an extensive reconcilement of "GAAP" to "non-GAAP" presentations to this release to assist investors in their understanding of the effect of acquisition activity on reported results. Such information is not presented as a substitute for traditional GAAP measurements, but is provided as a supplemental enhancement to improve comparability and investor understanding.

While quarterly revenue growth rates from loan and deposit activity was modestly curtailed, most other operating metrics continued to demonstrate the success of Community's operating philosophy. While recent loan growth trends reflected the expected impact of rising rates on loan demand, an additional component was related to competitive pricing pressures. Community has been reluctant to extend credit maturities without a rate premium that is commensurate with the incremental interest rate risk associated with maturity extension. Adherence to a strict pricing discipline has been critical in this rate environment and helped to produce a third quarter net interest margin of 3.90%, only slightly less than the 3.94% recorded in the second quarter. Throughout most of 2006, funding costs have risen as Community has reduced its reliance on more volatile wholesale funding sources in favor of increased deposit balances. Unfortunately, competitive pressures have also adversely impacted the cost of retail deposits as consumers seek higher returns in a rising rate environment. Fortunately, asset quality trends continued to reflect historically low non-performing assets, combined with stable problem credit coverage and loan loss reserve levels.

This press release contains "forward looking" information as defined by the Private Securities Litigation Reform Act of 1995, which is based on Community's current expectations, estimates and projections about future events and financial trends affecting the financial condition of its business. These statements are not historical facts or guarantees of future performance, events, or results. Such statements involve potential risks and uncertainties and, accordingly, actual performance results may differ materially. Community undertakes no obligation to publicly update or revise forward looking information, whether as a result of new, updated information, future events, or otherwise.

COMMUNITY BANKS, INC.

Selected Financial Information
(Dollars in thousands, except per share data) [1]

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	**2005**	**2006**	**2005**
Consolidated summary of operations:				
Interest income	$ 50,443	$ 43,478	$146,270	$ 97,051
Interest expense	23,505	17,081	65,461	41,055
Net interest income	26,938	26,397	80,809	55,996
Provision for loan losses	250	400	1,400	1,700
Net interest income after provision for loan losses	26,688	25,997	79,409	54,296
Non-interest income:				
Investment management and trust services	968	796	3,069	1,741
Service charges on deposit accounts	3,037	2,799	8,423	6,620
Other service charges, commissions, and fees	1,817	1,819	5,420	3,763
Investment security gains	28	29	317	247
Insurance premium income and commissions	1,053	825	3,098	2,607
Mortgage banking activities	533	660	1,581	1,723
Earnings on investment in life insurance	679	659	2,010	1,413
Other	725	279	1,849	560
Total non-interest income	8,840	7,866	25,767	18,674
Non-interest expenses:				
Salaries and employee benefits	11,611	11,808	34,280	26,537
Net occupancy	3,452	3,364	10,350	7,788
Merger, conversion and restructuring expenses	---	248	---	8,205
Marketing expense	354	528	1,194	1,439
Telecommunications expense	542	309	1,659	870
Amortization of intangibles	659	641	2,015	728
Other	4,554	4,186	12,905	9,322
Total non-interest expenses	21,172	21,084	62,403	54,889
Income before income taxes	14,356	12,779	42,773	18,081
Income taxes	3,798	2,447	11,142	3,401
Net income	$ 10,558	$ 10,332	$ 31,631	$ 14,680
Net loan charge-offs	$ 4	$ 78	$ 331	$ 416
Net interest margin (FTE)	3.90%	3.89%	3.94%	3.67%
Efficiency ratio [2]	56.25%	57.86%	56.12%	58.31%
Return on average assets	1.24%	1.24%	1.25%	0.80%
Return on average stockholders' equity	8.88%	8.52%	8.93%	7.38%
Net operating (tangible) income [3]	**$ 10,986**	**$ 11,012**	**$ 32,940**	**$ 20,603**
Operating return on average tangible assets [3][4]	**1.39%**	**1.43%**	**1.41%**	**1.17%**
Operating return on average tangible equity [3][4]	**20.31%**	**19.14%**	**20.34%**	**15.53%**
Consolidated per share data:				
Basic earnings per share	$ 0.45	$ 0.42	$ 1.34	$ 0.87
Diluted earnings per share	$ 0.45	$ 0.42	$ 1.32	$ 0.86
Book value at end of period	$ 20.43	$ 19.83	$ 20.43	$ 19.83
Tangible book value at end of period [4]	**$ 9.45**	**$ 9.26**	**$ 9.45**	**$ 9.26**

COMMUNITY BANKS, INC.

Selected Financial Information
(Dollars in thousands, except per share data) [1]

Consolidated balance sheet data:

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	**2005**	**2006**	**2005**
Average total loans	$ 2,339,352	$ 2,140,930	$ 2,314,257	$ 1,550,630
Average earning assets	2,935,448	2,873,155	2,939,506	2,227,647
Average assets	3,385,905	3,316,460	3,387,018	2,451,131
Average tangible assets [4]	**3,126,882**	**3,061,813**	**3,128,116**	**2,361,995**
Average deposits	2,438,057	2,248,304	2,374,197	1,653,722
Average stockholders' equity	471,911	481,185	473,680	265,945
Average tangible equity [4]	**214,643**	**228,215**	**216,553**	**177,374**
Average diluted shares outstanding	23,662,529	23,571,820	23,925,653	16,338,236

	September 30, 2006	December 31, 2005	September 30, 2005	9/30/2006 vs. 9/30/2005 % Change
Assets	$ 3,431,208	$ 3,332,430	$ 3,291,232	4%
Total loans	2,348,159	2,237,065	2,168,374	8%
Deposits	2,483,519	2,294,367	2,244,791	11%
Stockholders' equity	479,584	476,673	480,960	---
Diluted shares outstanding	23,682,673	24,359,519	24,575,398	(4)%
Non-accrual loans	$ 11,626	$ 9,060	$ 10,736	8%
Foreclosed real estate	52	1,447	2,273	(98)%
Total non-performing assets	11,678	10,507	13,009	(10)%
Accruing loans 90 days past due	685	22	7	n/a
Total risk elements	$ 12,363	$ 10,529	$ 13,016	(5)%
Allowance for loan losses	$ 24,034	$ 22,965	$ 22,773	6%

Asset quality ratios:

Allowance for loan losses to total loans	1.02%	1.03%	1.05%	
Allowance for loan losses to non-accrual loans	207%	253%	212%	
Non-accrual loans to total loans	0.50%	0.41%	0.50%	
Non-performing assets to total assets	0.34%	0.32%	0.40%	

[1] Per share data reflect stock splits and stock dividends.
[2] The efficiency ratio does not include net securities transactions.
[3] Net operating (tangible) income excludes amortization of core deposit and other intangible assets, net of applicable income tax effects. A reconciliation of net income and net operating (tangible) income appears on page 5.
[4] The difference between total assets and total tangible assets, and stockholders' equity and tangible stockholders' equity, represents goodwill and core deposit and other intangibles net of applicable deferred tax balances. A reconciliation of these balances appears on page 5.

COMMUNITY BANKS, INC.

Selected Financial Information
(Dollars in thousands, except per share data)

Reconciliation of GAAP to Non-GAAP Measures [1]:

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	2005	2006	2005
Income statement data:				
Net income				
Net income (loss)	$ 10,558	$ 10,332	$ 31,631	$ 14,680
Amortization of core deposit and other intangible assets [1]	428	519	1,309	590
Merger, conversion and restructuring expenses [1]	---	161	---	5,333
Net operating (tangible) income	$ 10,986	$ 11,012	$ 32,940	$ 20,603
Balance sheet data:				
Average assets				
Average assets	$ 3,385,905	$ 3,316,460	$ 3,387,018	$ 2,451,131
Goodwill	(245,794)	(239,395)	(245,439)	(83,043)
Core deposit and other intangible assets	(13,229)	(15,252)	(13,463)	(6,093)
Average tangible assets	$ 3,126,882	$ 3,061,813	$ 3,128,116	$ 2,361,995
Operating return on average tangible assets	1.39%	1.43%	1.41%	1.17%
Average equity				
Average equity	$ 471,911	$ 481,185	$ 473,680	$ 265,945
Goodwill	(245,794)	(239,395)	(245,439)	(83,043)
Core deposit and other intangible assets	(13,229)	(15,252)	(13,463)	(6,093)
Deferred taxes	1,755	1,677	1,775	565
Average tangible equity	$ 214,643	$ 228,215	$ 216,553	$ 177,374
Operating return on average tangible equity	20.31%	19.14%	20.34%	15.53%
At end of quarter:				
Total assets				
Total assets	$ 3,431,208	$ 3,291,232	$ 3,431,208	$ 3,291,232
Goodwill	(245,864)	(243,107)	(245,864)	(243,107)
Core deposit and other intangible assets	(13,641)	(14,951)	(13,641)	(14,951)
Total tangible assets	$ 3,171,703	$ 3,033,174	$ 3,171,703	$ 3,033,174
Total equity				
Total equity	$ 479,584	$ 480,960	$ 479,584	$ 480,960
Goodwill	(245,864)	(243,107)	(245,864)	(243,107)
Core deposit and other intangible assets	(13,641)	(14,951)	(13,641)	(14,951)
Deferred taxes	1,698	1,746	1,698	1,746
Total tangible equity	$ 221,777	$ 224,648	$ 221,777	$ 224,648
Tangible book value at end of period	$ 9.45	$ 9.26	$ 9.45	$ 9.26

[1] Net of related tax effect

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight – SEPTEMBER 30, 2006

KEY RATIOS [1]

	2006			2005		
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Annual
Diluted earnings (loss) per share	$ 0.45	$ 0.44	$ 0.44	$ 0.45	$ 0.42	$ 1.35
Tangible operating earnings per share [2]	**$ 0.46**	**$ 0.46**	**$ 0.45**	**$ 0.47**	**$ 0.44**	**$ 1.69**
Return on average assets	1.24%	1.24%	1.27%	1.31%	1.24%	0.96%
Return on average equity	8.88%	8.95%	8.96%	9.14%	8.52%	8.04%
Operating return on average tangible assets [3]	**1.39%**	**1.40%**	**1.43%**	**1.50%**	**1.43%**	**1.27%**
Operating return on average tangible equity [3]	**20.31%**	**20.59%**	**20.12%**	**20.83%**	**19.14%**	**17.09%**
Net interest margin	3.90%	3.94%	3.98%	3.96%	3.89%	3.76%
Non-interest income/revenues (FTE excluding security gains)	23.40%	22.76%	21.93%	21.34%	21.74%	22.57%
Provision for loan losses/average loans (annualized)	0.04%	0.11%	0.09%	0.11%	0.07%	0.13%
Efficiency ratio [4]	56.25%	56.18%	55.96%	55.56%	57.86%	57.51%
Non-performing assets to period-end loans	0.50%	0.50%	0.52%	0.47%	0.60%	
90 day past due loans to period-end loans	0.03%	0.03%	0.00%	0.00%	0.00%	
Total risk elements to period-end loans	0.53%	0.53%	0.52%	0.47%	0.60%	
Allowance for loan losses to loans	1.02%	1.01%	1.02%	1.03%	1.05%	1.03%
Allowance for loan losses to non-accrual loans	207%	207%	231%	253%	212%	253%
Net charge-offs/average loans (annualized)	0.00%	0.03%	0.03%	0.07%	0.01%	0.05%
Equity to assets	13.98%	13.76%	13.90%	14.30%	14.61%	14.30%
Tangible equity to assets [3]	**6.99%**	**6.68%**	**6.93%**	**7.14%**	**7.41%**	**7.14%**

[1] Per share data reflect stock splits and stock dividends.

[2] Net tangible operating income excludes amortization of core deposit and other intangible assets, and merger, conversion and restructuring expenses, net of applicable income tax effects. A reconciliation of net income and net tangible operating income appears on page 19.

[3] The difference between total assets and total tangible assets, and stockholders' equity and tangible stockholders' equity, represents goodwill and core deposit and other intangibles net of applicable deferred tax balances. A reconciliation of these balances appears on page 19.

[4] The efficiency ratio does not include merger, conversion and restructuring expenses or net securities transactions.

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight - SEPTEMBER 30, 2006

PER SHARE STATISTICS *

Diluted Earnings (Loss) per Share

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Total
2006		$ 0.45	$ 0.44	$ 0.44	$ 1.32
2005	$ 0.45	$ 0.42	$ (0.09)	$ 0.42	$ 1.35
2004	$ 0.42	$ 0.43	$ 0.41	$ 0.39	$ 1.65

Average Diluted Shares Outstanding

(in thousands)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Average for Year
2006		23,663	23,858	24,212	23,926
2005	24,421	24,750	13,240	13,192	18,975
2004	13,180	13,134	13,216	13,286	13,204

Book Value per Share

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
2006		$ 20.43	$ 19.86	$ 19.96
2005	$ 19.81	$ 19.83	$ 11.82	$ 11.74
2004	$ 11.86	$ 11.68	$ 10.62	$ 11.68

Tangible Book Value per Share

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
2006		**$ 9.45**	**$ 8.91**	**$ 9.19**
2005	**$ 9.12**	**$ 9.26**	**$ 11.43**	**$ 11.35**
2004	**$ 11.46**	**$ 11.28**	**$ 10.23**	**$ 11.31**

 * Per share data reflect stock splits and stock dividends

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight – SEPTEMBER 30, 2006

QUARTER END INFORMATION

(dollars in thousands)	2006			2005	
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Total loans	$ 2,348,159	$ 2,344,677	$ 2,286,820	$ 2,237,065	$ 2,168,374
Allowance for loan losses	(24,034)	(23,788)	(23,310)	(22,965)	(22,773)
Loans, net	2,324,125	2,320,889	2,263,510	2,214,100	2,145,601
Earning assets	2,971,391	2,922,356	2,960,648	2,869,978	2,842,809
Goodwill and other intangible assets	259,505	258,606	258,359	259,080	258,057
Total assets	3,431,208	3,385,599	3,421,562	3,332,430	3,291,232
Deposits	2,483,519	2,406,551	2,373,865	2,294,367	2,244,791
Long-term debt	336,954	363,816	443,275	430,719	457,728
Subordinated debt	51,548	51,548	51,548	30,928	30,928
Total shareholder's equity	479,584	465,760	475,587	476,673	480,960
Accumulated other comprehensive income (loss) (net of tax)	(2,670)	(10,107)	(4,368)	(3,779)	1,381

COMMUNITY BANKS, INC. & SUBSIDIARIES
Fiscal Insight – SEPTEMBER 30, 2006

CONDENSED CONSOLIDATED QUARTERLY AVERAGE STATEMENTS OF CONDITION

(dollars in thousands)	2006			2005	
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Assets					
Earning Assets:					
Loans	$ 2,339,352	$ 2,312,900	$ 2,289,979	$ 2,202,771	$ 2,140,930
Federal funds sold and other	29,324	53,872	34,777	32,510	99,446
Investment securities	566,772	577,581	613,891	630,256	632,779
Total earning assets	2,935,448	2,944,353	2,938,647	2,865,537	2,873,155
Cash and due from banks	62,636	59,461	59,253	65,271	59,404
Allowance for loan losses	(24,385)	(23,882)	(23,172)	(22,976)	(22,778)
Goodwill and other intangible assets	259,023	259,003	258,689	257,797	254,648
Premises, equipment and other assets	153,183	152,973	149,794	148,321	152,031
Total assets	$ 3,385,905	$ 3,391,908	$ 3,383,211	$ 3,313,950	$ 3,316,460
Liabilities and equity					
Interest-bearing liabilities:					
Deposits					
Savings and NOW accounts	$ 873,670	$ 820,265	$ 826,742	$ 848,320	$ 850,801
Time	984,415	981,371	900,698	869,096	865,136
Time deposits greater than $100,000	235,264	228,931	200,821	186,514	175,634
Short-term borrowings	60,680	57,903	68,524	72,606	56,948
Long-term debt	340,162	405,705	467,010	447,532	476,602
Subordinated debt	51,548	51,548	44,674	30,928	30,928
Total interest-bearing liabilities	2,545,739	2,545,723	2,508,469	2,454,996	2,456,049
Noninterest-bearing deposits	344,708	350,574	373,637	358,822	356,733
Other liabilities	23,547	24,916	22,598	24,618	22,493
Total liabilities	2,913,994	2,921,213	2,904,704	2,838,436	2,835,275
Stockholders' equity	471,911	470,695	478,507	475,514	481,185
Total liabilities and stockholders' equity	$ 3,385,905	$ 3,391,908	$ 3,383,211	$ 3,313,950	$ 3,316,460

CHANGE IN AVERAGE BALANCES*

	2006			2005	
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Loans	9.3%	82.8%	86.0%	83.1%	81.9%
Total assets	2.1%	66.1%	70.6%	69.3%	69.4%
Deposits	8.4%	72.2%	73.5%	73.4%	71.2%
Stockholders' equity	(1.9)%	205.9%	206.0%	213.8%	239.3%

* Compares the current quarter to the comparable quarter of the prior year

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight – SEPTEMBER 30, 2006

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands)	2006			2005		
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Annual
Interest income	$ 50,443	$ 48,938	$ 46,889	$ 45,242	$ 43,478	$ 142,293
Tax equivalent adjustment	1,916	1,910	1,978	1,922	1,811	7,163
	52,359	50,848	48,867	47,164	45,289	149,456
Interest expense	23,505	21,931	20,025	18,593	17,081	59,648
Net interest income	28,854	28,917	28,842	28,571	28,208	89,808
Provision for loan losses	250	650	500	600	400	2,300
Net interest income after provision	28,604	28,267	28,342	27,971	27,808	87,508
Non-interest income	8,279	7,957	7,633	7,120	7,177	23,824
Investment security gains income	28	6	283	12	29	259
Mortgage banking activities income	533	580	468	631	660	2,354
Non-interest expenses	21,172	20,698	20,533	20,180	20,836	66,864
Merger, conversion and restructuring expenses	---	---	---	---	248	8,205
Income before income taxes	16,272	16,112	16,193	15,554	14,590	38,876
Income taxes	3,798	3,698	3,646	2,671	2,447	6,072
Tax equivalent adjustment	1,916	1,910	1,978	1,922	1,811	7,163
NET INCOME	$ 10,558	$ 10,504	$ 10,569	$ 10,961	$ 10,332	$ 25,641
Tax effect of security transactions	$ 10	$ 2	$ 99	$ 4	$ 10	$ 91

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight - SEPTEMBER 30, 2006

ANALYSIS OF NON-INTEREST INCOME

(dollars in thousands)	2006			2005		
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Annual
Investment management and trust services	$ 968	$ 1,088	$ 1,013	$ 951	$ 796	$ 2,692
Service charges on deposit accounts	3,037	2,855	2,531	2,793	2,799	9,413
Other service charges, commissions and fees	1,817	1,903	1,700	1,689	1,819	5,452
Insurance premium income and commissions	1,053	1,117	928	743	825	3,350
Earnings on investment in life insurance	679	675	656	650	659	2,063
Other income	725	319	805	294	279	854
Total non-interest income	$ 8,279	$ 7,957	$ 7,633	$ 7,120	$ 7,177	$ 23,824

ANALYSIS OF NON-INTEREST EXPENSES

(dollars in thousands)	2006			2005		
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Annual
Salaries and employee benefits	$ 11,611	$ 11,251	$ 11,418	$ 10,461	$ 11,808	$ 36,998
Net occupancy expense	3,452	3,386	3,512	3,567	3,364	11,355
Marketing expense	354	265	575	597	528	2,036
Telecommunications expense	542	566	551	489	309	1,359
Amortization of intangibles	659	702	654	696	641	1,424
Other operating expenses	4,554	4,528	3,823	4,370	4,186	13,692
Total non-interest expenses	$ 21,172	$ 20,698	$ 20,533	$ 20,180	$ 20,836	$ 66,864

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight – SEPTEMBER 30, 2006

RISK ELEMENTS ANALYSIS

(dollars in thousands)	2006			2005	
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Non-performing assets:					
Non-accrual loans	$ 11,626	$ 11,492	$ 10,102	$ 9,060	$ 10,736
Loans renegotiated with borrowers	---	108	110	---	---
Foreclosed real estate	52	108	1,728	1,447	2,273
Total non-performing assets	11,678	11,708	11,940	10,507	13,009
Accruing loans 90 days or more past due	685	621	29	22	7
Total risk elements	$ 12,363	$ 12,329	$ 11,969	$ 10,529	$ 13,016
Non-performing assets to period-end loans	0.50%	0.50%	0.52%	0.47%	0.60%
90 day past due loans to period-end loans	0.03%	0.03%	0.00%	0.00%	0.00%
Total risk elements to period-end loans	0.53%	0.53%	0.52%	0.47%	0.60%

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight - SEPTEMBER 30, 2006

ALLOWANCE FOR LOAN LOSSES

(dollars in thousands)	2006			2005	
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Balance at beginning of period	$ 23,788	$ 23,310	$ 22,965	$ 22,773	$ 15,383
Loans charged off	(499)	(342)	(313)	(1,153)	(271)
Recoveries	495	170	158	745	193
Net loans charged off	(4)	(172)	(155)	(408)	(78)
Provision for loan losses	250	650	500	600	400
Allowance established for acquired credit risk	---	---	---	---	7,068
Balance at end of period	$ 24,034	$ 23,788	$ 23,310	$ 22,965	$ 22,773
Net loans charged-off to average loans*	0.00%	0.03%	0.03%	0.07%	0.01%
Provision for loan losses to average loans*	0.04%	0.11%	0.09%	0.11%	0.07%
Allowance for loan losses to loans	1.02%	1.01%	1.02%	1.03%	1.05%

*Annualized

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight - SEPTEMBER 30, 2006

OTHER RATIOS

	2006			2005	
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Investment portfolio – fair value to amortized cost	99.9%	97.9%	99.4%	99.6%	100.9%
Dividend payout ratio	44.4%	45.1%	43.0%	41.8%	42.7%
Net loans to deposits ratio, average	95.0%	96.1%	98.3%	96.2%	94.1%

MARKET PRICE AND DIVIDENDS DECLARED *

	Closing Bid Price Range		Dividends
Year / Quarter	High	Low	Declared
2006			
First	$ 27.85	$ 25.67	$ 0.1905
Second	$ 27.39	$ 24.38	$ 0.2000
Third	$ 27.29	$ 24.58	$ 0.2000
Fourth			
			$ 0.5905
2005			
First	$ 27.15	$ 22.57	$ 0.1619
Second	$ 25.24	$ 21.94	$ 0.1810
Third	$ 27.48	$ 25.39	$ 0.1810
Fourth	$ 28.42	$ 23.90	$ 0.1905
			$ 0.7144
2004			
First	$ 32.88	$ 27.06	$ 0.1542
Second	$ 30.08	$ 25.73	$ 0.1619
Third	$ 28.31	$ 24.14	$ 0.1619
Fourth	$ 29.97	$ 27.40	$ 0.1619
			$ 0.6399

* Per share data reflect stock splits and dividends

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight - SEPTEMBER 30, 2006

NET INTEREST MARGIN - YEAR-TO-DATE

(dollars in thousands)	September 30, 2006			September 30, 2005		
	Average Balance	FTE Interest Income/ Expense	Average Rate Earned/Paid	Average Balance	FTE Interest Income/ Expense	Average Rate Earned/Paid
Federal funds sold and interest-bearing deposits in banks	$ 39,340	$ 1,427	4.85%	$ 67,706	$ 1,591	3.14%
Investment securities	585,909	26,084	5.95%	609,754	25,349	5.56%
Loans - commercial	825,241	47,844	7.75%	533,916	26,109	6.54%
- commercial real estate	819,887	42,741	6.97%	489,780	23,616	6.45%
- residential real estate	151,751	6,933	6.11%	119,234	5,702	6.39%
- consumer	517,378	27,045	6.99%	407,257	19,925	6.53%
Total earning assets	$ 2,939,506	$ 152,074	6.92%	$ 2,227,647	$ 102,292	6.14%
Deposits - savings and NOW accounts	$ 840,397	$ 12,363	1.97%	$ 627,710	$ 6,081	1.30%
- time	1,177,600	34,700	3.94%	784,181	17,873	3.05%
Short-term borrowings	62,340	2,080	4.46%	41,706	809	2.59%
Long-term debt	403,828	13,611	4.51%	442,153	14,811	4.48%
Subordinated debt	49,282	2,707	7.34%	30,928	1,481	6.40%
Total interest-bearing liabilities	$ 2,533,447	$ 65,461	3.45%	$ 1,926,678	$ 41,055	2.85%
Interest income to earning assets			6.92%			6.14%
Interest expense to paying liabilities			3.45%			2.85%
Interest spread			3.47%			3.29%
Impact of noninterest funds			0.47%			0.38%
Net interest margin		$ 86,613	3.94%		$ 61,237	3.67%

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight – SEPTEMBER 30, 2006

NET INTEREST MARGIN - QUARTER-TO-DATE

(dollars in thousands)	September 30, 2006			September 30, 2005		
	Average Balance	FTE Interest Income/ Expense	Average Rate Earned/Paid	Average Balance	FTE Interest Income/ Expense	Average Rate Earned/Paid
Federal funds sold and interest-bearing deposits in banks	$ 29,324	$ 390	5.28%	$ 100,263	$ 857	3.39%
Investment securities	566,772	8,556	5.99%	632,779	8,760	5.49%
Loans - commercial	831,950	16,687	7.96%	740,034	12,665	6.79%
- commercial real estate	831,288	14,810	7.07%	731,449	12,135	6.58%
- residential real estate	150,926	2,364	6.21%	176,263	2,731	6.15%
- consumer	525,188	9,552	7.22%	492,367	8,141	6.56%
Total earning assets	$ 2,935,448	$ 52,359	7.08%	$ 2,873,155	$ 45,289	6.25%
Deposits - savings and NOW accounts	$ 873,670	$ 4,969	2.26%	$ 850,801	$ 3,048	1.42%
- time	1,219,679	12,889	4.19%	1,040,770	7,945	3.03%
Short-term borrowings	60,680	739	4.83%	56,948	452	3.15%
Long-term debt	340,162	3,936	4.59%	476,602	5,109	4.25%
Subordinated debt	51,548	972	7.48%	30,928	527	6.76%
Total interest-bearing liabilities	$ 2,545,739	$ 23,505	3.66%	$ 2,456,049	$ 17,081	2.76%
Interest income to earning assets			7.08%			6.25%
Interest expense to paying liabilities			3.66%			2.76%
Interest spread			3.42%			3.49%
Impact of noninterest funds			0.48%			0.40%
Net interest margin		$ 28,854	3.90%		$ 28,208	3.89%

COMMUNITY BANKS, INC. & SUBSIDIARIES
Fiscal Insight – SEPTEMBER 30, 2006

NET INTEREST MARGIN - QUARTER-TO-DATE

(dollars in thousands)	September 30, 2006			June 30, 2006		
	Average Balance	FTE Interest Income/ Expense	Average Rate Earned/Paid	Average Balance	FTE Interest Income/ Expense	Average Rate Earned/Paid
Federal funds sold and interest-bearing deposits in banks	$ 29,324	$ 390	5.28%	$ 53,872	$ 643	4.79%
Investment securities	566,772	8,556	5.99%	577,581	8,622	5.99%
Loans - commercial	831,950	16,687	7.96%	827,586	16,016	7.76%
- commercial real estate	831,288	14,810	7.07%	817,099	14,326	7.03%
- residential real estate	150,926	2,364	6.21%	150,653	2,272	6.05%
- consumer	525,188	9,552	7.22%	517,562	8,969	6.95%
Total earning assets	$ 2,935,448	$ 52,359	7.08%	$ 2,944,353	$ 50,848	6.93%
Deposits - savings and NOW accounts	$ 873,670	$ 4,969	2.26%	$ 820,265	$ 3,893	1.90%
- time	1,219,679	12,889	4.19%	1,210,302	11,891	3.94%
Short-term borrowings	60,680	739	4.83%	57,903	645	4.47%
Long-term debt	340,162	3,936	4.59%	405,705	4,564	4.51%
Subordinated debt	51,548	972	7.48%	51,548	938	7.30%
Total interest-bearing liabilities	$ 2,545,739	$ 23,505	3.66%	$ 2,545,723	$ 21,931	3.46%
Interest income to earning assets			7.08%			6.93%
Interest expense to paying liabilities			3.66%			3.46%
Interest spread			3.42%			3.47%
Impact of noninterest funds			0.48%			0.47%
Net interest margin		$ 28,854	3.90%		$ 28,917	3.94%

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight - SEPTEMBER 30, 2006

PERIOD-END LOAN PORTFOLIO ANALYSIS

(dollars in thousands)	2006			2005	
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Commercial:					
Commercial	$ 757,714	$ 763,637	$ 747,954	$ 723,248	$ 706,475
Obligations of political subdivisions	79,028	76,408	75,449	59,698	53,881
Total commercial	836,742	840,045	823,403	782,946	760,356
Commercial real estate:					
Commercial mortgages	$ 820,619	$ 834,345	$ 805,120	$ 793,969	$ 737,432
Residential real estate:					
Residential mortgages	$ 144,047	$ 144,590	$ 146,360	$ 149,525	$ 150,596
Construction	6,918	5,770	5,136	4,532	26,437
Total residential real estate	150,965	150,360	151,496	154,057	177,033
Consumer:					
Home equity loans	$ 308,173	$ 282,777	$ 262,835	$ 252,080	$ 236,363
Home equity lines of credit	96,608	103,216	105,933	113,133	120,080
Indirect consumer loans	66,126	67,786	66,344	63,644	62,471
Other consumer loans	68,926	66,148	71,689	77,236	74,639
Total consumer	539,833	519,927	506,801	506,093	493,553
Total loans	$ 2,348,159	$ 2,344,677	$ 2,286,820	$ 2,237,065	$ 2,168,374

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight – SEPTEMBER 30, 2006

Reconciliation of GAAP to Non-GAAP Measures [1]:

(in thousands, except per share data)	2006			2005		
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Annual
Income statement data:						
Net income (loss)						
Net income (loss)	$ 10,558	$ 10,504	$ 10,569	$ 10,961	$ 10,332	$ 25,641
Amortization of core deposit and other intangible assets [2]	428	456	425	564	519	1,153
Merger, conversion and restructuring expenses [2]	---	---	---	---	161	5,333
Net operating (tangible) income	$ 10,986	$ 10,960	$ 10,994	$ 11,525	$ 11,012	$ 32,127
Earnings (loss) per share						
Diluted earnings (loss) per common share	$ 0.45	$ 0.44	$ 0.44	$ 0.45	$ 0.42	$ 1.35
Amortization of core deposit and other intangible assets [2]	0.01	0.02	0.01	0.02	0.02	0.06
Merger, conversion and restructuring expenses [2]	---	---	---	---	---	0.28
Diluted operating (tangible) earnings per share	$ 0.46	$ 0.46	$ 0.45	$ 0.47	$ 0.44	$ 1.69
Balance sheet data:						
Average assets						
Average assets	$ 3,385,905	$ 3,391,908	$ 3,383,211	$ 3,313,950	$ 3,316,460	$ 2,668,605
Goodwill	(245,794)	(245,749)	(244,775)	(243,203)	(239,395)	(123,412)
Core deposit and other intangible assets	(13,229)	(13,254)	(13,914)	(14,594)	(15,252)	(8,236)
Average tangible assets	$ 3,126,882	$ 3,132,905	$ 3,124,522	$ 3,056,153	$ 3,061,813	$ 2,536,957
Operating return on average tangible assets	1.39%	1.40%	1.43%	1.50%	1.43%	1.27%
Average equity						
Average equity	$ 471,911	$ 470,695	$ 478,507	$ 475,514	$ 481,185	$ 318,768
Goodwill	(245,794)	(245,749)	(244,775)	(243,203)	(239,395)	(123,412)
Core deposit and other intangible assets	(13,229)	(13,254)	(13,914)	(14,594)	(15,252)	(8,236)
Deferred taxes	1,755	1,836	1,734	1,742	1,677	862
Average tangible equity	$ 214,643	$ 213,528	$ 221,552	$ 219,459	$ 228,215	$ 187,982
Operating return on average tangible equity	20.31%	20.59%	20.12%	20.83%	19.14%	17.09%
At end of quarter:						
Total assets						
Total assets	$ 3,431,208	$ 3,385,599	$ 3,421,562	$ 3,332,430	$ 3,291,232	$ 3,332,430
Goodwill	(245,864)	(245,056)	(244,760)	(244,827)	(243,107)	(244,827)
Core deposit and other intangible assets	(13,641)	(13,550)	(13,599)	(14,253)	(14,951)	(14,253)
Total tangible assets	$ 3,171,703	$ 3,126,993	$ 3,163,203	$ 3,073,350	$ 3,033,174	$ 3,073,350
Total equity						
Total equity	$ 479,584	$ 465,760	$ 475,587	$ 476,673	$ 480,960	$ 476,673
Goodwill	(245,864)	(245,056)	(244,760)	(244,827)	(243,107)	(244,827)
Core deposit and other intangible assets	(13,641)	(13,550)	(13,599)	(14,253)	(14,951)	(14,253)
Deferred taxes	1,698	1,800	1,854	1,734	1,746	1,734
Total tangible equity	$ 221,777	$ 208,954	$ 219,082	$ 219,327	$ 224,648	$ 219,327
Tangible book value at end of period	$ 9.45	$ 8.91	$ 9.19	$ 9.12	$ 9.26	$ 9.12
Tangible equity to assets	6.99%	6.68%	6.93%	7.14%	7.41%	7.14%

[1] Per share data reflect stock splits and stock dividends
[2] Net of related tax effect